Issuer Free Writing Prospectus
Filed by: Concho Resources Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-161809
Concho Resources Inc.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 18, 2011. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.

Security Description:	6 1/2% Senior Notes due 2022

Size:	$600,000,000

Maturity:	January 15, 2022

Coupon:	6.500%

Price:	100.000% of face amount

Yield to maturity:	6.500%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2012

Gross Proceeds:	$600,000,000

Net Proceeds to the Issuer (before expenses):	$588,000,000

Redemption Provisions:

First call date:	January 15, 2017

Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:

Commencing January 15, 2017: 103.250% Commencing January 15, 2018: 102.167% Commencing January 15, 2019: 101.083% Commencing January 15, 2020 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to July 15, 2014, up to 35% may be redeemed at 106.500%

Change of control:	Put at 101% of principal plus accrued interest

Trade date:	May 18, 2011

Settlement:	T+3; May 23, 2011

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN:	20605P AC5/ US20605PAC59

Form of Offering:	SEC Registered (Registration No. 333-161809)

Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-managers:
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
Barclays Capital Inc.
Mitsubishi UFJ Securities (USA), Inc.
Lloyds Securities Inc.
U.S. Bancorp Investments, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.
BMO Capital Markets Corp.
Capital One Southcoast, Inc.
CIBC World Markets Corp.
KeyBanc Capital Markets Inc.
Natixis Securities North America Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Capital Markets Limited
SunTrust Robinson Humphrey, Inc.
Howard Weil Incorporated

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY, 10080, Attention: Syndicate Operations, by calling (800) 294-1322 or by sending an email to dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, Attention: Syndicate Desk; or Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, Attention: Client Support, Charlotte, NC 28202, by calling (800) 326-5897 or by sending an email to cmclientsupport@wellsfargo.com.
Additional Information
Offering Size
The Company has increased the offering of the Notes from $400.0 million aggregate principal amount to $600.0 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.
Adjusted Ratio of Earnings to Fixed Charges
The following disclosure is hereby added as the last paragraph of “Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends” on page S-21, and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:
For the three months ended March 31, 2011 and the year ended December 31, 2010, our consolidated ratio of earnings to fixed charges, on an adjusted basis giving effect to this offering, would have been less than 1:1 and 4.17, respectively. To achieve ratio coverage of 1:1 for the three months ended March 31, 2011, we would have needed additional earnings of approximately $85.0 million.
Use of Proceeds
The following disclosure under “Use of Proceeds” on page S-22 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:
We expect the net proceeds from this offering to be approximately $587.5 million, after deducting estimated fees and expenses (including underwriting discounts and commissions). We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our credit facility.
Capitalization
The following numbers in the Pro forma as Adjusted column under “Capitalization” on page S-23 and each other location where they appear in the preliminary prospectus supplement are amended to read as follows:

March 31, 2011
Pro forma as Adjusted
(In thousands)
Long-term debt:
Credit facility(a)	$163,000
Senior notes offered hereby	$600,000
Total long-term debt	$1,659,321
Total capitalization	$4,116,412

(a)	At March 31, 2011, after giving effect to the repayment of the Marbob Note and the issuance and sale of the notes offered hereby and the application of the estimated net proceeds therefrom, we would have been able to incur an additional $1.8 billion of indebtedness under our credit facility. For further discussion, see “Description of Other Indebtedness — Senior Secured Credit Facility.”